ASX/NASDAQ ANNOUNCEMENT

Benitec Biopharma Limited Announces Voluntary Delisting of American Depositary Shares and Warrants from the NASDAQ Capital Market in Connection with Its Redomiciliation to the United States

MELBOURNE, April 3, 2020 (GLOBE NEWSWIRE) – Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (“Benitec” or the “Company”) announces that formal notice was given by the Company to NASDAQ on April 2, 2020 (Pacific Time) of the intention to voluntarily delist the Company’s listed warrants from the NASDAQ Capital Market in connection with the completion of the scheme of arrangement to re-domicile the Benitec group from Australia to the United States of America (the “Scheme”).

Additionally, as previously announced by the Company, upon the implementation of the Scheme, the American Depositary Shares (“ADSs”) of the Company will also be delisted from the NASDAQ Capital Market and be exchanged for shares of common stock of Benitec Biopharma Inc. (“Holdco”), a new U.S. company incorporated for the purpose of completing the re-domiciliation, which will be listed on the NASDAQ Capital Market under the ticker symbol “BNTC.”

The Company currently anticipates that it will file with the Securities and Exchange Commission (the “SEC”) a Form 25, Notification of Removal of Listing and/or Registration Under Section 12(b) the Exchange Act, relating to the delisting and deregistration on or about April 14, 2020 (Pacific Time).  As a result, the Company expects that the last trading day of its ADSs and warrants on the NASDAQ Capital Market will be on or about April 14, 2020 (Pacific Time).  Further, the Company is expected to file a Form 15 with the SEC after the completion of the Scheme to terminate the registration of the ADSs and the warrants under Section 12(g) of the Securities Exchange Act of 1934, as amended.

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Benitec Biopharma Limited | Level 14, 114 William Street, Melbourne VIC 3000

t: +61 (03) 8692-7222 | e: info@benitec.com | www.benitec.com

Lodgement Authorisation

This announcement was authorised for lodgement with the ASX by the Benitec Disclosure Committee, pursuant to its Continuous Disclosure Policy.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Level 14, 114 William Street, Melbourne VIC 3000

t: +61 (03) 8692-7222 | e: info@benitec.com | www.benitec.com